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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Gadzoox Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

362555 10 4

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Gary Kennedy, TTEE, Kennedy Family Charitable Remainder UniTrust dated 10/31/00

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 2,330,000
7. Sole Dispositive Power _____
8. Shared Dispositive Power 2,330,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,000

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 5.93%

12. Type of Reporting Person (See Instructions)

IN

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Gary Kennedy, TTEE, Kennedy Family Revocable Trust dated 10/27/99

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 44,800
7. Sole Dispositive Power _____
8. Shared Dispositive Power 44,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person 44,800

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 0.11%

12. Type of Reporting Person (See Instructions)

IN

________

________

Item 1.

(a) Name of Issuer

Gadzoox Networks, Inc.

(b) Address of Issuer's Principal Executive Offices

5850 Hellyer Avenue

San Jose, CA 95138

Item 2.

(a) The names of the persons filing this statement are:
Gary Kennedy, Trustee of the Kennedy Family Charitable Remainder UniTrust dated 10/31/00 and the Kennedy Family Revocable Trust dated 10/27/99 (the "Trusts")

(b) The principal business office of the Filer is located at:
15155 Alondra Lane, Saratoga, CA 95070

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 362555 10 4

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the reporting persons, Balch Hill LLC, is a registered Investment Adviser and is filing pursuant to Rule 13d-1(b).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The shares of Stock reported hereon are owned directly by the Trusts. Mr. Kennedy is the Trustee and a beneficiary of the Trusts.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Trusts and Mr. Kennedy disclaim membership in a group with any person not reporting hereon.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2002

Gary Kennedy TTEE Kennedy Family Charitable Remainder Unitrust dated 10/31/00 By: Gary Kennedy Trustee	Gary Kennedy TTEE Kennedy Family Revocable Trust dated 10/27/99 By: Gary Kennedy Trustee